Exhibit 99

[LOGO]
NEWS
KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886
Investor contact: Thomas M. O'Brien, 978-776-2000
Media contact: Wes Martz, 269-278-1715

Kadant Reports 2013 Third Quarter Results
Lowers Revenue Guidance for 2013

WESTFORD, Mass., November 4, 2013 – Kadant Inc. (NYSE:KAI) reported its financial results for the third quarter ended September 28, 2013.

Third Quarter 2013 Highlights

GAAP diluted earnings per share (EPS) from continuing operations was $0.57 in the third quarter of 2013 compared to $0.66 in the third quarter of 2012. Guidance was $0.47 to $0.49, which included $0.01 of restructuring costs. A higher effective tax rate reduced diluted EPS by $0.10 in the third quarter of 2013 compared to the third quarter of 2012.

Revenues were $91 million in the third quarter of 2013, including $7 million from acquisitions, compared to $87 million in the third quarter of 2012. Guidance was $88 to $90 million, including revenues from acquisitions.

Operating income was $10 million in both the third quarters of 2013 and 2012.

Bookings were $82 million in the third quarter of 2013, including $5 million from acquisitions, compared to $69 million in the third quarter of 2012. Bookings in the first nine months of 2013 were $259 million, increasing 15% compared to the first nine months of 2012, including 6% from acquisitions.

Cash flows from continuing operations were $13 million in both the third quarters of 2013 and 2012, and were $31 million in the first nine months of 2013 compared to $18 million in the first nine months of 2012.

Net cash was $59 million at the end of the third quarter and increased $10 million compared to the second quarter of 2013.

Management Commentary

"We had another solid quarter with strong cash flows and better than expected EPS performance," said Jonathan W. Painter, president and chief executive officer of Kadant. "GAAP diluted EPS from continuing operations was $0.57 and well above our guidance of $0.47 to $0.49 partly due to higher revenues. Our diluted EPS for the third quarter of 2013 included $0.05 from acquisition expenses.

"Revenues of $91 million in the third quarter of 2013 increased five percent compared to the third quarter of 2012, including increases of eight percent from acquisitions and two percent from foreign currency translation. Operating cash flows from continuing operations were $13 million in the third quarter of 2013 and we ended the quarter with net cash (cash less debt) of $59 million.

"Bookings increased to $82 million in the third quarter of 2013 compared to $69 million in the third quarter of 2012, including $5 million from acquisitions. Parts and consumables bookings increased 21 percent to $54 million in the third quarter of 2013 compared to the third quarter of 2012, including a seven percent increase from acquisitions."

Third Quarter 2013

Kadant reported revenues of $91.3 million in the third quarter of 2013, an increase of $4.7 million, or five percent, compared with $86.6 million in the third quarter of 2012. Revenues in the third quarter of 2013 included $7.0 million from acquisitions and a $1.5 million increase from foreign currency translation compared to the third quarter of 2012. Operating income from continuing operations was $9.9 million in both the third quarters of 2013 and 2012. Net income from continuing operations was $6.5 million in the third quarter of 2013, or $0.57 per diluted share, compared to $7.6 million, or $0.66 per diluted share, in the third quarter of 2012.

Guidance

"Our solid diluted EPS performance during the first three quarters of 2013 has positioned us to finish 2013 as expected," Mr. Painter continued. "Looking forward, we expect to achieve GAAP diluted EPS from continuing operations of $0.47 to $0.49 in the fourth quarter of 2013 on revenues of $86 to $88 million. Our fourth quarter guidance includes estimated restructuring costs of $0.01. For the full year, we expect revenues of $336 to $338 million, revised from our previous estimate of $340 to $345 million. We expect to achieve GAAP diluted EPS from continuing operations of $2.02 to $2.04, which includes a gain of $0.12 on the sale of assets and restructuring costs of $0.13. This guidance does not include any results from the pending acquisition of Carmanah Design and Manufacturing Inc."

Conference Call

Kadant will hold a webcast with a slide presentation for investors on Tuesday, November 5, 2013, at 11 a.m. eastern time to discuss its third quarter performance, as well as future expectations. To access the webcast, including the slideshow and accompanying audio, go to www.kadant.com and click on the "Investors" tab. To listen to the webcast via teleconference, call 877-703-6107 within the U.S., or +1-857-244-7306 outside the U.S. and reference participant passcode 83375884. Prior to the call, our earnings release and the slides used in the webcast presentation will be filed with the Securities and Exchange Commission and will be available at www.sec.gov. An archive of the webcast presentation will be available on our Web site until December 6, 2013.

Shortly after the webcast, Kadant will post its updated general investor presentation incorporating the third quarter results on its Web site at www.kadant.com under the "Investors" tab.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including increases or decreases in revenues excluding the effect of acquisitions and foreign currency translation, adjusted operating income, earnings before interest, taxes, depreciation, and amortization (EBITDA), and adjusted EBITDA.

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our core business, operating results, or future outlook. We believe that the inclusion of such measures helps investors to gain an understanding of our underlying operating performance and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes. We also believe this information is responsive to investors' requests and gives them an additional measure of our performance.

We present increases or decreases in revenues excluding the effect of acquisitions and foreign currency translation to provide investors insight into underlying revenue trends.

Adjusted operating income and adjusted EBITDA exclude pre-tax restructuring costs of $2.0 million and a pre-tax gain on the sale of assets of $1.7 million in the nine-month period ended September 28, 2013. These items are excluded as they are not indicative of our core operating results and not comparable to other periods, which have differing levels of incremental costs or other income or none at all.

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in this press release.

Financial Highlights (unaudited)
(In thousands, except per share amounts and percentages)

Consolidated Statement of Income	Three Months Ended		Nine Months Ended	
	Sept. 28, 2013	Sept. 29, 2012	Sept. 28, 2013	Sept. 29, 2012
Revenues	$ 91,315	$ 86,601	$ 249,684	$ 253,696
Costs and Operating Expenses:				
Cost of revenues	51,194	49,005	133,597	141,430
Selling, general, and administrative expenses	28,606	26,171	85,001	77,804
Research and development expenses	1,558	1,511	5,114	4,436
Restructuring costs and other (income) expense, net (a)	45	-	263	307
	81,403	76,687	223,975	223,977
Operating Income	9,912	9,914	25,709	29,719
Interest Income	155	63	406	231
Interest Expense	(239)	(219)	(635)	(624)
Income from Continuing Operations before Provision for Income Taxes	9,828	9,758	25,480	29,326
Provision for Income Taxes	3,327	2,055	7,786	7,898
Income from Continuing Operations	6,501	7,703	17,694	21,428
(Loss) Income from Discontinued Operation, Net of Tax (b)	(14)	844	(55)	780
Net Income	6,487	8,547	17,639	22,208
Net Income Attributable to Noncontrolling Interest	(40)	(86)	(148)	(151)
Net Income Attributable to Kadant	$ 6,447	$ 8,461	$ 17,491	$ 22,057
Amounts Attributable to Kadant:				
Income from Continuing Operations	$ 6,461	$ 7,617	$ 17,546	$ 21,277
(Loss) Income from Discontinued Operation, Net of Tax	(14)	844	(55)	780
Net Income Attributable to Kadant	$ 6,447	$ 8,461	$ 17,491	$ 22,057
Earnings per Share from Continuing Operations Attributable to Kadant:				
Basic	$ 0.58	$ 0.67	$ 1.57	$ 1.85
Diluted	$ 0.57	$ 0.66	$ 1.55	$ 1.83
Earnings per Share Attributable to Kadant:				
Basic	$ 0.58	$ 0.75	$ 1.57	$ 1.91
Diluted	$ 0.57	$ 0.74	$ 1.55	$ 1.90
Weighted Average Shares:				
Basic	11,153	11,341	11,165	11,523
Diluted	11,365	11,491	11,321	11,633

Revenues by Product Line	Three Months Ended		Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (c,d)
	Sept. 28, 2013	Sept. 29, 2012		
Stock-Preparation	$ 38,827	$ 34,492	$ 4,335	$ 3,255
Doctoring, Cleaning, & Filtration	28,801	27,095	1,706	1,463
Fluid-Handling	21,837	23,624	(1,787)	(1,992)

Papermaking Systems Segment	89,465	85,211	4,254	2,726
Fiber-based Products	1,850	1,390	460	460
	$ 91,315	$ 86,601	$ 4,714	$ 3,186

	Nine Months Ended			Increase (Decrease) Excluding Effect of Currency
	Sept. 28, 2013	Sept. 29, 2012	Increase (Decrease)	Translation (c,d)
Stock-Preparation	$ 90,322	$ 95,883	$ (5,561)	$ (7,012)
Doctoring, Cleaning, & Filtration	82,329	79,706	2,623	1,847
Fluid-Handling	68,464	69,733	(1,269)	(1,461)
Papermaking Systems Segment	241,115	245,322	(4,207)	(6,626)
Fiber-based Products	8,569	8,374	195	195
	$ 249,684	$ 253,696	$ (4,012)	$ (6,431)

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Sequential Revenues by Product Line	Three Months Ended		Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (c,d)
	Sept. 28, 2013	June 29, 2013		
Stock-Preparation	$ 38,827	$ 28,493	$ 10,334	$ 10,097
Doctoring, Cleaning, & Filtration	28,801	27,666	1,135	1,355
Fluid-Handling	21,837	23,094	(1,257)	(1,082)
Papermaking Systems Segment	89,465	79,253	10,212	10,370
Fiber-based Products	1,850	2,912	(1,062)	(1,062)
	$ 91,315	$ 82,165	$ 9,150	$ 9,308

Revenues by Geography (e)	Three Months Ended		Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (c,d)
	Sept. 28, 2013	Sept. 29, 2012		
North America	$ 36,987	$ 35,248	$ 1,739	$ 1,701
Europe	25,941	18,113	7,828	6,666
China	14,726	17,677	(2,951)	(3,347)
South America	8,032	5,873	2,159	2,231
Other	5,629	9,690	(4,061)	(4,065)
	$ 91,315	$ 86,601	$ 4,714	$ 3,186

	Nine Months Ended		Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (c,d)
	Sept. 28, 2013	Sept. 29, 2012		
North America	$ 116,215	$ 115,677	$ 538	$ 251
Europe	60,108	56,014	4,094	2,521
China	38,307	40,721	(2,414)	(3,229)
South America	20,024	17,381	2,643	2,904
Other	15,030	23,903	(8,873)	(8,878)
	$ 249,684	$ 253,696	$ (4,012)	$ (6,431)

Sequential Revenues by Geography	Three Months Ended		Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (c,d)
	Sept. 28, 2013	June 29, 2013		
North America	$ 36,987	$ 40,350	$ (3,363)	$ (3,243)
Europe	25,941	16,594	9,347	9,029
China	14,726	12,353	2,373	2,275
South America	8,032	7,801	231	663
Other	5,629	5,067	562	584
	$ 91,315	$ 82,165	$ 9,150	$ 9,308

Business Segment Information	Three Months Ended		Nine Months Ended	
	Sept. 28, 2013	Sept. 29, 2012	Sept. 28, 2013	Sept. 29, 2012

Gross Profit Margin:								
Papermaking Systems			44.3%		43.6%		46.5%	44.0%
Fiber-based Products			26.7%		30.4%		46.1%	50.7%
			43.9%		43.4%		46.5%	44.3%
Operating Income:								
Papermaking Systems	$	14,210	$	14,385	$	35,975	$	38,261
Corporate and Fiber-based Products		(4,298)		(4,471)		(10,266)		(8,542)
	$	9,912	$	9,914	$	25,709	$	29,719
Adjusted Operating Income (d,f):								
Papermaking Systems	$	14,255	$	14,385	$	36,238	$	38,261
Corporate and Fiber-based Products		(4,298)		(4,471)		(10,266)		(8,542)
	$	9,957	$	9,914	$	25,972	$	29,719
Bookings from Continuing Operations:								
Papermaking Systems	$	79,792	$	68,230	$	250,277	$	217,242
Fiber-based Products		1,844		1,113		8,769		7,106
	$	81,636	$	69,343	$	259,046	$	224,348
Capital Expenditures from Continuing Operations:								
Papermaking Systems	$	1,427	$	578	$	3,825	$	1,339
Corporate and Fiber-based Products		150		95		324		175
	$	1,577	$	673	$	4,149	$	1,514

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Cash Flow and Other Data from Continuing Operations	Three Months Ended		Nine Months Ended	
	Sept. 28, 2013	Sept. 29, 2012	Sept. 28, 2013	Sept. 29, 2012
Cash Provided by Operations	$ 12,625	$ 13,205	$ 30,697	$ 17,737
Depreciation and Amortization Expense	2,302	2,147	6,730	6,419

Balance Sheet Data	Sept. 28, 2013	Dec. 29, 2012
Assets		
Cash, Cash Equivalents, and Restricted Cash	$ 73,167	$ 54,553
Accounts Receivable, net	61,312	59,359
Inventories	50,925	42,077
Unbilled Contract Costs and Fees	3,608	2,800
Other Current Assets	21,460	16,804
Property, Plant and Equipment, net	42,105	39,168
Intangible Assets	25,005	26,095
Goodwill	110,337	107,947
Other Assets	10,815	10,145
	$ 398,734	$ 358,948
Liabilities and Stockholders' Equity		
Accounts Payable	$ 26,169	$ 23,124
Short- and Long-term Debt	14,500	6,875
Other Liabilities	93,465	78,982
Total Liabilities	134,134	108,981
Stockholders' Equity	264,600	249,967
	$ 398,734	$ 358,948

Adjusted Operating Income and Adjusted EBITDA Reconciliation	Three Months Ended		Nine Months Ended	
	Sept. 28, 2013	Sept. 29, 2012	Sept. 28, 2013	Sept. 29, 2012
Consolidated				
Net Income Attributable to Kadant	$ 6,447	$ 8,461	$ 17,491	$ 22,057
Net Income Attributable to Noncontrolling Interest	40	86	148	151
Loss (Income) from Discontinued Operation, Net of Tax	14	(844)	55	(780)
Provision for Income Taxes	3,327	2,055	7,786	7,898
Interest Expense, net	84	156	229	393
Operating Income	9,912	9,914	25,709	29,719
Restructuring costs and other income, net (a)	45	-	263	-
Adjusted Operating Income (d)	9,957	9,914	25,972	29,719
Depreciation and Amortization	2,302	2,147	6,730	6,419
Adjusted EBITDA (d)	$ 12,259	$ 12,061	$ 32,702	$ 36,138
Papermaking Systems				
Operating Income	$ 14,210	$ 14,385	$ 35,975	$ 38,261
Restructuring costs and other income, net (a)	45	-	263	-
Adjusted Operating Income (d)	14,255	14,385	36,238	38,261
Depreciation and Amortization	2,180	2,030	6,371	6,063
Adjusted EBITDA (d)	$ 16,435	$ 16,415	$ 42,609	$ 44,324
Corporate and Fiber-based Products				
Operating Loss	$ (4,298)	$ (4,471)	$ (10,266)	$ (8,542)
Depreciation and Amortization	122	117	359	356
EBITDA (d)	$ (4,176)	$ (4,354)	$ (9,907)	$ (8,186)

(a)	Includes restructuring costs of $45 in the three-month period ended September 28, 2013 and restructuring costs of $2,003, net of a gain of $1,740 on the sale of assets, in the nine-month period ended September 28, 2013.
(b)	Income from discontinued operation in the three- and nine-month periods ended September 29, 2012 was due to the reduction in the reserve for the payment of claims related to the Composites LLC class action settlement.
(c)	Represents the increase (decrease) resulting from the conversion of current period amounts reported in local currencies into U.S. dollars at the exchange rate of the prior period compared to the U.S. dollar amount reported in the prior period.
(d)	Represents a non-GAAP financial measure.
(e)	Geographic revenues are attributed to regions based on customer location.
(f)	See reconciliation to the most directly comparable GAAP financial measure under "Adjusted Operating Income and Adjusted EBITDA Reconciliation."

About Kadant

Kadant Inc. is a leading supplier to the global pulp and paper industry. Our stock-preparation; fluid-handling; and doctoring, cleaning, and filtration products are designed to increase efficiency and improve quality in pulp and paper production. Many of our products, particularly in our Fluid-Handling product line, are also used to optimize production in other process industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $332 million in 2012 and 1,600 employees in 17 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, economic and industry outlook, and pending acquisition of Carmanah Design and Manufacturing Inc. Our actual results may differ materially from these forward-looking statements as a result of various important factors, including those set forth under the heading "Risk Factors" in Kadant's quarterly report on Form 10-Q for the period ended June 29, 2013. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; commodity and component price increases or shortages; international sales and operations; our acquisition strategy; our ability to consummate the pending acquisition, to successfully integrate the acquired business, and realize anticipated benefits of the acquisition; the future performance of the oriented strand board industry and housing markets; general economic conditions; our internal growth strategy; fluctuations in currency exchange rates; competition; soundness of suppliers and customers; our effective tax rate; future restructurings; soundness of financial institutions; our debt obligations; restrictions in our credit agreement; protection of patents and proprietary rights; failure of our information systems or breaches of data security; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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